March 9, 2012

Filed VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

Att: Chambre Malone & Pamela Long

Dear Ms. Malone & Ms. Long,

Re: Vantone Realty corporation

Registration Statement on form S-1

Filed February 2, 2012

File No: 333-179302

In response to your lettered dated February 28, 2012, concerning the above captioned Registration Statement, we have filed a redline S-1 registration statement per your special request on March 9, 2012.

For future communication, please send a copy to communications to: Kevin M. Murphy Attorney-At-Law 6402 Scott Lane Pearland, Texas 77581 Tel: 281-804-1174 E-mail: info@kevinmurphylaw.com

And, Please send an extra copy to us: email: suhuatian@yahoo.com

/s/ Tian Su Hua, CEO/CFO